UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q1’24 Earnings Results

I. Performance in Q1 2024 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q1 23	Q4 23	Q1 24	QoQ	YoY
Quarterly Results
Revenues	4,411	7,396	5,253	-29%	19%
Operating Income	-1,098	132	-469	Turned to deficit	Deficit decreased
Income before Tax	-1,475	19	-989	Turned to deficit	Deficit decreased
Net Income	-1,153	51	-761	Turned to deficit	Deficit decreased

II. IR Event of Q1 2024 Earnings Results

1. Provider of Information: IR Team

2. Participants: Domestic and International Institutional investors, Individuals,

Analysts, Media, etc.

3. Purpose: To present Q1’24 Earnings Results of LG Display

4. Date & Time: 02:00PM on April 25, 2024 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd. at

www.lgdisplay.com/eng

6. Contact Information

1)
Head of IR:

Suk Heo, Director, Head of IR Division (82-2-3777-1010)

2)
Main Contact for Disclosure-related Matters:

Jungseob Oh, IR Manager, IR Team (82-2-3777-1010)

3)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of
LG Display Co., Ltd. at www.lgdisplay.com/eng
ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q1’24 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports First Quarter 2024 Results

SEOUL, Korea (Apr. 25, 2024) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2024.

• Revenues in the firstquarter of 2024 decreased by 29% to KRW 5,253billion from KRW 7,396 billion in the fourth quarter of 2023 and increased by 19% from KRW 4,411 billion in the first quarter of 2023.

• Operating loss in the first quarter of 2024 was KRW 469 billion. This compares with the operating profit of KRW 132 billion in the fourth quarter of 2023 and with the operating loss of KRW 1,098 billion in the first quarter of 2023.

• EBITDA profit in the first quarter of 2024 was KRW 810 billion, compared with EBITDA profit of KRW 1,272 billion in the fourth quarter of 2023 and with EBITDA loss of KRW 80 billion in the first quarter of 2023

• Net loss in the first quarter of 2024 was KRW 761 billion, compared with the net income of

KRW 51 billion in the fourth quarter of 2023 and with the net loss of KRW 1,153 billion in the first quarter of 2023.

LG Display recorded KRW 5.253 trillion in revenues and KRW 469billion in operating loss in the first quarter of 2024.

Revenues fell quarter-on-quarter due to slow seasonality but rose 19% year-on-year as shipments of panels for TVs and monitors expanded and mass production of OLEDs for IT devices began.

Meanwhile, LG Display reduced its losses compared with the same period last year by continuously advancing its OLED-centered business structure and implementing intense cost-reduction activities.

Panels for TVs accounted for 22% of revenues in thefirst quarter. Panels for IT devices, including monitors, laptops, and tablet PCs, accounted for 40%, while panels for mobiles and other devices accounted for 28%, and panels for automobiles accounted for 10%.

LG Display plans to expand the proportion of high value-added products in all areas of its business, including TV, IT, mobile, and automotive panels, while continuing efforts to improve its cost structure and operational efficiency, and focusing on strengthening its business performance and earnings.

Regarding the large-sized OLED business, LG Display is aiming to solidify its OLED leadership position in the premium TV market. In order to achieve this goal, the company will expand its customer base centered around ultra-high definition and ultra-large-sized OLED TV panels featuring “META Technology 2.0,” which increases screen brightness by about 42% compared with conventional OLED TV panels. It will also expand its portfolio of high value-added products such as gaming monitors and deploy cost innovation efforts.

In the small- and mid-sized OLED business, mass production of OLED panels for IT devices has been carried out without a hitch based on LG Display’s stable supply capabilities and technological leadership through innovations such as Tandem OLED technology with excellent durability and performance including long life, high luminance, and low power consumption. In the case of OLED panels for mobile devices, the company plans to grow shipments by actively utilizing its expanded production capacity and continue to increase its market share in the high-end market.

In the automotive display business, LG Display will maintain efforts to strengthen its status as the world's leading company by expanding its customer base and growing orders and sales based on its competitive advantages in differentiated products and technologies such as Tandem technology-based P-OLED, Advanced Thin OLED (ATO), and high-end LTPS LCDs.

"Despite the continued uncertainty and volatility of the market and external environment, we will increase the proportion of high-end products and focus our company's capabilities on improving our cost structure and enhancing operational efficiency to strengthen our business competitiveness as well as future business base and secure a stable profit structure," said Sung-hyun Kim, CFO and Executive Vice President at LG Display.

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on April 25th, 2024 starting at 14:00 PM Korea Standard Time (KST) to announce the First quarter of 2024 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2024Q1_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, automobiles, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 69,656 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Suk Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Jun-hyuk Choi, Vice President and Head of Public Relations

Email: junechoi@lgdisplay.com

Joo Yeon Jennifer Ha, Manager, Communication Team

Email: hjy05@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 25, 2024 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division